UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A2

                               December 31, 2001

Statement by Holding Company Claiming Exemption under Rule U-3a-2 from the provisions of the Public Utility Holding Company Act of 1935


ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
(Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
       (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

       (a) Number of kWh. Of electric energy sold (at retail or wholesale) and Mcf. Of natural or manufactured gas distributed at retail.

       (b) Number of kWh. of electric energy and Mfc. Of natural or manufactured gas distributed at retail outside the State in which each company is organized.

       (c) Number of kWh. Of electric energy and MCF. OF NATURAL OR MANUFACTURED AS SOLD AT WHOLESALE OUTSIDE THE State in which each such company is organized, or at the State line.

       (d) Number of kWh. Of electric energy and Mcf. Of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

       (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

       (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1834 (2-97)

       (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

       (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 7th day of May, 2002.

ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
 Name of claimant

                                                        By    Russell A. Smith
                                                              ------------------
                                                        (title)   VP/CONTROLLER
                                                                  --------------

CORPORATE SEAL

Attest:      HOWARD GARNER ,  EXECUTIVE VICE PRESIDENT
             -----------------------------------------


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


ALASKA POWER & TELEPHONE COMPANY                RUSSELL A. SMITH, VP/CONTROLLER
--------------------------------                --------------------------------
          (Name)                                             (Title)
P.O. BOX 3222, PORT TOWNSEND, WASHINGTON   98368

EXHIBIT B

Item No.   Caption Heading                   Amount

     1     Total Assets                  $121,767,421
     2     Total Operating Revenues        10,453,876
     3     Net Income                       1,571,592


EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                           ATTACHMENTS TO FORM U-3A-2

                                   EXHIBIT C

1. Name of claimant is Alaska Power & Telephone Company (AP&T). AP&T operates as a regulated public utility providing electric and/or telephone service. AP&T is fully regulated by the Regulatory Commission of Alaska (RCA). AP&T is a Holding Company with the following subsidiaries:

Electric Operations
Alaska Power Company - Serving the following communities in Alaska: Skagway,
     Haines, Tok, Dot Lake, Chistochina, Mentasta Lake, Tetlin, Tanacross, Healy Lake, Bettles/Evansville, Northway, Northway Village, Allakaket/Alatna, Eagle, Eagle Village, Craig, Hydaburg, Hollis, Coffman Cove, Klawock, and Whale Pass. (Retail and wholesale electric generation and distribution).

BBL Hydro, Inc. -  Prince of Wales Island (wholesale hydroelectric generation).

Goat Lake Hydro, Inc. -  Skagway (wholesale hydroelectric generation).

Telecommunication Operations
Alaska Telephone Company - Serving the following communities in Alaska: Skagway,
     Tok, Dot Lake, Dry Creek, Tetlin, Chisana, Healy Lake, Craig, Hydaburg, Hollis, Naukati, Whale Pass, Myers Chuck, Edna Bay, Metlakatla, Petersburg, Wrangell, and Haines.

Bettles Telephone, Inc. - Serving; Bettles, Evansville and Jim River Camp.

North Country Telephone, Inc. - Serving; Eagle and Eagle Village.

AP&T Wireless  Inc. - Serving; Ketchikan, Juneau and the surrounding areas.

AP&T Long Distance Inc. - Serving; Alaska communities

2.All public utility operations of AP&T are conducted solely within Alaska.
  There is no natural gas activity. Diesel-powered generators and or hydroelectric generation systems generate the electric service in each location. There is no intertie to other electric systems or generation sources.

3.  (a)  Number of kWh sold (by individual subsidiary):
         Alaska Power Company     59,000,239  kWh retail
                               2,341,700  kWh wholesale
    (b)  None sold or distributed out of the state of Alaska.
    (c)  None sold or distributed out of the state of Alaska.
    (d)  None sold or distributed out of the state of Alaska.

4. There are no holdings directly or indirectly in an EWG. The following subsidiary of AP&T holds an interest in a foreign hydroelectric generation company.

Nonregulated Operations

HydroWest International ("HWI"), located in Cayman Islands, is a holding company for offshore operations related to the HydroWest Group, providing engineering and consulting services, primarily related to small hydroelectric power projects. A 25% equity ownership share of Inversiones Pasabien, S.A. was transferred from HWG to HWI in 2001.

    (a) HWI, Ltd is a wholly-owned subsidiary of AP&T, equity was $4,090,394 at 12/31/2001

Hydro West Group, LLC. ("HWG") - Located in Port Townsend, Washington and providing engineering and consulting services, primarily related to small hydroelectric power projects. HWG transferred its 25% equity share of Inversiones Pasabien, S.A. to HWI in 2001.

    (a) Inversiones Pasabien, S.A. is a Guatemalan corporation located at 15 Avenida 16-38 Zona 13 in Guatemala City, Guatemala, CA. The company is a 12.5 MW wholesale hydroelectric generation facility with an average annual generation of 60,000 MW hours. The company's main customer is the Guatemalan government owned distribution company INDE.
    (b) Other unrelated companies owning a equity share in Inversiones Pasabien, S.A. are as follows:
              a.   Valores Mercantiles, S.A. 50%
              b.   Ghella Sogene, C.A. 25%
    (c) HWG, LLC is a wholly owned subsidiary of AP&T. AP&T's investment in members' equity was $1,304,863 at December 31, 2001.
    (d) The company's operations first began during 2000 and there were no material earnings to be reported in that year.
    (e) No contracts exist between the foreign company and any system company as of 12/31/2001.


     Exhibit A, attached, is the unaudited consolidating financial statements.

                          Alaska Power & Telephone Co.
                                Consolidated B/S
                                December 31, 2001
                                 (Page 1 of 4)


                                              (Parent)
                                                APT           ALD            APC           ATC           ATW            BBL
                                                ---           ---            ---           ---           ---            ---
                                     ASSETS

Utility Plant:
   Electric Plant                                      0              0     6,047,023             0              0     10,365,627
   Telecommunications                                  0              0             0    30,856,503      1,463,283              0
   Non-Utility Plant                           4,973,618              0             0             0              0              0
                                           ------------- -------------- ------------- ------------- -------------- --------------
                                               4,973,618              0     6,047,023    30,856,503      1,463,283     10,365,627
   Less:  Accum. Depreciation                 -1,658,579              0     6,274,853   -12,890,774       -468,882     -1,355,970
                                           ------------- -------------- ------------- ------------- -------------- --------------
                                               3,315,039              0     9,772,170    17,965,729        994,401      9,009,657
Utility Plant Under Construction:
   Short Term CWIP                               517,118              0       598,247       683,467          5,317         46,115
                                           ------------- -------------- ------------- ------------- -------------- --------------
      Total Utility Plant                      3,832,157              0     0,370,417    18,649,195        999,718      9,055,773

Other Assets:
   Prelim Survey/Investigation Costs              99,078              0       735,970             0              0              0
   Investments and Other                       2,818,829          2,349       270,182        92,966          3,806        118,957
   Investment Hydro West Int.                          0              0             0             0              0              0
   Investment Summit AK                        1,399,990              0             0             0              0              0
   Rate Stabilization Asset                            0              0             0             0              0              0
   Goodwill, Net of Amortization                 715,662              0             0     8,550,741              0              0
   GLH Special Funds - Restricted                      0              0             0             0              0              0
                                           ------------- -------------- ------------- ------------- -------------- --------------
      Total Other Assets                      34,814,500        -91,469     4,478,091    -7,050,969       -734,624        997,806

Current Assets:
   Cash                                          271,874              0        48,982        35,611          1,765              0
   Accounts Rec. - Trade and Other               516,565              0     1,254,003     1,510,908        147,030              0
   Accounts Rec. - Summit                      6,390,568              0             0             0              0              0
   Contracts Receivable                                0              0             0             0              0              0
   Inventory and Other Assets                    383,373              0       711,901       273,547        282,950              0
   Income Taxes Recoverable                      916,578              0             0             0              0              0
                                           ------------- -------------- ------------- ------------- -------------- --------------
      Total Current Assets                     8,478,958              0     2,014,886     1,820,066        431,744              0
                                           ------------- -------------- ------------- ------------- -------------- --------------

          Total Assets                        47,125,615        -91,469     7,907,212    13,418,292        696,839     10,053,579
                                           ============= ============== ============= ============= ============== ==============

APT    Alaska Power & Telephone Company
ALD    AP&T Long Distance
APC    Alaska Power Company
ATC    Alaska Telephone Company
ATW    AP&T Wireless, Inc.
BBL    BBL Hydro, Inc.
BTT    Bettles Telephone, Inc.
GLH    Goat Lake Hydro, Inc.
HWI    HydroWest International
HWG    Hydro West Group, LLC
NCT    North Country Telephone, Inc.

                          Alaska Power & Telephone Co.
                                Consolidated B/S
                                December 31, 2001
                                 (Page 2 of 4)


                                              (Parent)
                                                APT           ALD            APC           ATC           ATW            BBL
                                                ---           ---            ---           ---           ---            ---
                      LIABILITIES AND STOCKHOLDERS' EQUITY


Stockholders' Equity:
   Common Stock                                 1,239,717              0            0             0              0              0
   Additional Paid in Capital                   6,869,345              0            0             0              0              0
   Retained Earnings                           13,182,967              0            0             0              0              0
   Net Income (Loss)                           -1,794,235         21,103    1,598,749     1,487,734       -213,569        194,353
                                           ------------- -------------- ------------- ------------- -------------- --------------
      Total Equity                             13,978,915        -91,469   15,235,560    11,514,723        557,333      1,014,830

Liabilities:
   Line of Credit                              10,700,000              0            0             0              0              0
   Hydro Debt                                           0              0            0             0              0      7,503,531
   Other                                       48,242,690              0            0             0              0              0
                                           ------------- -------------- ------------- ------------- -------------- --------------
         Total Long Term Debt                  58,942,690              0            0             0              0      7,503,531

   Other Liabilities:
      L-T Deferred Income Taxes                   475,469              0    2,291,610     1,819,949         92,646      1,436,372
      Other Deferred Credits                            0              0      211,498      -194,839         35,655              0
                                           ------------- -------------- ------------- ------------- -------------- --------------
         Total Other Liabilities                  475,469              0    2,503,108     1,625,110        128,301      1,436,372

   Curent Liabilities:
      Accounts Payable and Accruals             1,769,689              0      130,857       160,417         12,558         98,846
      Custom Deposits/Advance Billings                  0              0       57,467       148,820              0              0
      Current Deferred Income Tax                 -83,318              0      -19,780       -30,778         -1,353              0
                                           ------------- -------------- ------------- ------------- -------------- --------------
         Total  Current Liabilities             1,686,371              0      168,545       278,459         11,205         98,846

             Total Liabilities and
             Stockholders' Equity              47,125,615        -91,469   17,907,212    13,418,292        696,839     10,053,579
                                           ============= ============== ============= ============= ============== ==============




                          Alaska Power & Telephone Co.
                                Consolidated B/S
                                December 31, 2001
                                 (Page 3 of 4)



                                                BTT            GLH           HDW           HWI           NCT           Total
                                                ---           ---            ---           ---           ---            ---
                                     ASSETS


Utility Plant:                                         0     17,018,096             0             0              0     73,430,746
   Electric Plant                                782,672              0             0             0        363,733     33,466,191
   Telecommunications                                  0              0        63,504        41,097              0      5,078,219
   Non-Utility Plant                             782,672     17,018,096        63,504        41,097        363,733    111,975,155
                                           ------------- -------------- ------------- ------------- -------------- --------------
                                                -479,464     -1,074,083       -56,345        -7,518       -160,234    -34,426,701
   Less:  Accum. Depreciation                    303,208     15,944,013         7,159        33,579        203,499     77,548,454
                                           ------------- -------------- ------------- ------------- -------------- --------------
                                                      -3          7,000        71,860       214,825             72      2,144,018
Utility Plant Under Construction:
   Short Term CWIP
                                           ------------- -------------- ------------- ------------- -------------- --------------
      Total Utility Plant                        303,205     15,951,013        79,018       248,404        203,571     79,692,472

Other Assets:                                          0        424,337             0       605,759              0      1,865,144
   Prelim Survey/Investigation Costs                   0        499,780             0             0              0      3,806,868
   Investments and Other                               0              0             0     3,186,157              0      3,186,157
   Investment Hydro West Int.                          0              0             0             0              0      1,399,990
   Investment Summit AK                                0      1,215,888             0             0              0      1,215,888
   Rate Stabilization Asset                            0              0             0             0              0      9,266,403
   Goodwill, Net of Amortization                       0      6,477,231             0             0              0      6,477,231
   GLH Special Funds - Restricted
                                           ------------- -------------- ------------- ------------- -------------- --------------
      Total Other Assets                         -48,167      9,700,240       147,352     3,791,917        169,188     27,217,682

Current Assets:                                        0              0             0        43,598            -32        401,798
   Cash                                           39,002        803,699       141,493        60,478         35,579      4,508,756
   Accounts Rec. - Trade and Other                     0              0             0             0              0      6,390,568
   Accounts Rec. - Summit                              0              0       937,000             0              0        937,000
   Contracts Receivable                            1,220              0             0        41,210            280      1,694,480
   Inventory and Other Assets                          0              0             0         8,085              0        924,663
   Income Taxes Recoverable
                                           ------------- -------------- ------------- ------------- -------------- --------------
      Total Current Assets                        40,221        803,699     1,078,492       153,372         35,827     14,857,266
                                           ------------- -------------- ------------- ------------- -------------- --------------

          Total Assets                           295,259     26,454,953     1,304,862     4,193,692        408,587    121,767,421
                                           ============= ============== ============= ============= ============== ==============




                          Alaska Power & Telephone Co.
                                Consolidated B/S
                                December 31, 2001
                                 (Page 4 of 4)


                                                BTT            GLH           HDW           HWI           NCT           Total
                                                ---           ---            ---           ---           ---            ---
                      LIABILITIES AND STOCKHOLDERS' EQUITY


Stockholders' Equity:                                  0              0             0             0              0      1,239,717
   Common Stock                                        0              0             0             0              0      6,869,345
   Additional Paid in Capital                          0              0             0             0              0     13,182,967
   Retained Earnings                              -8,654        229,017       -21,627        49,959         28,763      1,571,592
   Net Income (Loss)
                                                 263,893      2,583,838     1,304,863     4,090,394        368,570     22,863,621
      Total Equity

Liabilities:                                           0              0             0             0              0     10,700,000
   Line of Credit                                      0     21,700,989             0             0              0     29,204,520
   Hydro Debt                                          0              0             0             0              0     48,242,690
   Other
                                                       0     21,700,989             0             0              0     88,147,210
         Total Long Term Debt

   Other Liabilities:                             24,732      2,162,375             0             0         36,033      8,339,186
      L-T Deferred Income Taxes                     -816              0             0             0           -662         50,835
      Other Deferred Credits
                                                  23,916      2,162,375             0             0         35,371      8,390,021
         Total Other Liabilities

   Curent Liabilities:                             3,301          7,750             0       103,298          1,246      2,287,963
      Accounts Payable and Accruals                4,225              0             0             0          3,427        213,939
      Custom Deposits/Advance Billings               -76              0             0             0            -28       -135,333
      Current Deferred Income Tax
                                                   7,450          7,750             0       103,298          4,645      2,366,569
         Total  Current Liabilities

             Total Liabilities and               295,259     26,454,953     1,304,862     4,193,692        408,587    121,767,421
             Stockholders' Equity

                        ALASKA POWER & TELEPHONE COMPANY
                                Consolidated I/S
                 For the Twelve Months Ending December 31, 2001
                                  (Page 1 of 6)

                                    (Parent)
                                       APT        ALD        APC        ATC        ATW        BBL        BTT
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------

ELECTRIC
 Revenues                                   0          0 12,925,959          0          0          0          0

 Fuel                                       0          0 -1,793,612          0          0          0          0
 Purchased Power                            0          0    -56,296          0          0          0          0
 Interco Purchased Pwr                      0          0 -2,898,592          0          0          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
   Net Revenues                             0          0  8,177,459          0          0          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------

 Operating Expenses
   NonFuel                                  0          0  2,671,613          0          0          0          0
   Depreciation                             0          0  1,782,804          0          0          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
     Total Operating Expenses               0          0  4,454,417          0          0          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
     Operating Income / (Loss)              0          0  3,723,042          0          0          0          0
                                   ========== ========== ========== ========== ========== ========== ==========


HYDRO ELECTRIC
 Revenues                                   0          0          0          0          0  1,483,942          0

 Operating Expenses
   NonFuel                                  0          0          0          0          0    342,109          0
   Depreciation                             0          0          0          0          0    215,560          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
     Total Operating Expenses               0          0          0          0          0    557,669          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
     Operating Income / (Loss)              0          0          0          0          0    926,274          0
                                   ========== ========== ========== ========== ========== ========== ==========



REGULATED TELEPHONE
 Revenues                                   0          0          0 13,232,287          0          0    360,441

 Operating Expenses
   Operating                                0          0          0  6,704,476          0          0    204,695
   Depreciation                             0          0          0  2,586,713          0          0     58,593
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
     Total Operating Expenses               0          0          0  9,291,188          0          0    263,288
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
     Operating Income / (Loss)              0          0          0  3,941,099          0          0     97,153
                                   ========== ========== ========== ========== ========== ========== ==========

APT    Alaska Power & Telephone Company
ALD    AP&T Long Distance
APC    Alaska Power Company
ATC    Alaska Telephone Company
ATW    AP&T Wireless, Inc.
BBL    BBL Hydro, Inc.
BTT    Bettles Telephone, Inc.
GLH    Goat Lake Hydro, Inc.
HWI    HydroWest International
HWG    Hydro West Group, LLC
NCT    North Country Telephone, Inc.

                        ALASKA POWER & TELEPHONE COMPANY
                                Consolidated I/S
                 For the Twelve Months Ending December 31, 2001
                                  (Page 2 of 6)

                                    (Parent)
                                       APT        ALD        APC        ATC        ATW        BBL        BTT
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
NON-REG TELEPHONE
 Revenues                                   0    651,809          0          0    695,686          0          0

 Less:  COGS                                0    559,701          0          0    240,272          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
            Net Revenues                    0     92,108          0          0    455,414          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------

 Operating Expenses
   Non-Regulated Operating                  0     29,262          0          0    436,379          0          0
   Depreciation                             0          0          0          0    132,736          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
     Total Operating Expenses               0     29,262          0          0    569,115          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
     Operating Income / (Loss)              0     62,847          0          0   -113,701          0          0
                                   ========== ========== ========== ========== ========== ========== ==========


HYDRO WEST GROUP
 Contract Revenues                          0          0          0          0          0          0          0
 Less:  Contract Costs                      0          0          0          0          0          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
            Gross Profit                    0          0          0          0          0          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------

 Operating Expenses
     Operations                             0          0          0          0          0          0          0
     Depreciation                           0          0          0          0          0          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
      Total Operating Expenses              0          0          0          0          0          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
       Operating Income / (Loss)            0          0          0          0          0          0          0

       (Gain)/Loss on Investments           0          0          0          0          0          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
       Net Income / (Loss)                  0          0          0          0          0          0          0
                                   ========== ========== ========== ========== ========== ========== ==========



TREELINE CONSTRUCTION
 Less:  Contract Costs                    256          0          0          0          0          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
     Operating Income / (Loss)           -256          0          0          0          0          0          0
                                   ========== ========== ========== ========== ========== ========== ==========



SUMMIT ALASKA - Mgmt / Inv
 Management Revenues                  241,148          0          0          0          0          0          0
 Less:  Managment Cost                240,770          0          0          0          0          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
     Operating Income / (Loss)            378          0          0          0          0          0          0

     (Gain)/Loss on Investments      -234,386          0          0          0          0          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
     Net Income / (Loss)              234,763          0          0          0          0          0          0
                                   ========== ========== ========== ========== ========== ========== ==========

                        ALASKA POWER & TELEPHONE COMPANY
                                Consolidated I/S
                 For the Twelve Months Ending December 31, 2001
                                  (Page 3 of 6)

                                    (Parent)
                                       APT        ALD        APC        ATC        ATW        BBL        BTT
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
BUSINESS DEVELOPMENT - SEALINK
 Less:  Managment Cost                -18,534          0          0          0          0          0          0
                                           -                                                      -          -
     Operating Income / (Loss)         18,534          0          0          0          0          0          0
                                   ========== ========== ========== ========== ========== ========== ==========



COMBINED SEGMENTS

Operating Income / (Loss)             253,042     62,847  3,723,042  3,941,099   -113,701    926,274     97,153

Interest (Income)                    -256,535          0          0          0          0          0          0
Interest Expense                    2,615,047          0          0          0          0    562,330          0
AFUDC                                 -94,230          0          0          0          0          0          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
    Net Interest Expense            2,264,282          0          0          0          0    562,330          0
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------

Miscellaneous (Income)/Expense        114,068          0          0          0          0    -24,000          0
Net Corporate Allocated Costs               0     33,307  1,485,161  1,858,614    185,247    115,894    109,267
(Gain)/Loss on Investments            364,530          0          0          0          0          0          0
Income Taxes                         -695,602      8,437    639,132    594,751    -85,379     77,697     -3,460
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
    Total Other (Inc)/Exp            -217,004     41,744  2,124,293  2,453,365     99,868    169,591    105,807
                                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
      Net Income / (Loss)          -1,794,235     21,103  1,598,749  1,487,734   -213,569    194,353     -8,654
                                   ========== ========== ========== ========== ========== ========== ==========

                        ALASKA POWER & TELEPHONE COMPANY
                                Consolidated I/S
                 For the Twelve Months Ending December 31, 2001
                                  (Page 4 of 6)

                                                                                 Consolidated
                                        GLH        HDW        HWI        NCT         Total
                                    ---------- ---------- ---------- ----------   ----------
ELECTRIC
 Revenues                                    0          0          0          0   12,925,959

 Fuel                                        0          0          0          0   -1,793,612
 Purchased Power                             0          0          0          0      -56,296
 Interco Purchased Pwr                       0          0          0          0   -2,898,592
                                    ---------- ---------- ---------- ----------   ----------
   Net Revenues                              0          0          0          0    8,177,459
                                    ---------- ---------- ---------- ----------   ----------

 Operating Expenses
   NonFuel                                   0          0          0          0    2,671,613
   Depreciation                              0          0          0          0    1,782,804
                                    ---------- ---------- ---------- ----------   ----------
     Total Operating Expenses                0          0          0          0    4,454,417
                                    ---------- ---------- ---------- ----------   ----------
     Operating Income / (Loss)               0          0          0          0    3,723,042
                                    ========== ========== ========== ==========   ==========



HYDRO ELECTRIC
 Revenues                            1,870,096          0          0          0    3,354,038

 Operating Expenses
   NonFuel                             237,015          0          0          0      579,124
   Depreciation                        358,295          0          0          0      573,855
                                    ---------- ---------- ---------- ----------   ----------
     Total Operating Expenses          595,310          0          0          0    1,152,979
                                    ---------- ---------- ---------- ----------   ----------
     Operating Income / (Loss)       1,274,785          0          0          0    2,201,059
                                    ========== ========== ========== ==========   ==========



REGULATED TELEPHONE
 Revenues                                    0          0          0    268,240   13,860,968

 Operating Expenses
   Operating                                 0          0          0    101,338    7,010,508
   Depreciation                              0          0          0     27,768    2,673,074
                                    ---------- ---------- ---------- ----------   ----------
     Total Operating Expenses                0          0          0    129,106    9,683,582
                                    ---------- ---------- ---------- ----------   ----------
     Operating Income / (Loss)               0          0          0    139,134    4,177,386
                                    ========== ========== ========== ==========   ==========

                        ALASKA POWER & TELEPHONE COMPANY
                                Consolidated I/S
                 For the Twelve Months Ending December 31, 2001
                                  (Page 5 of 6)
                                                                                 Consolidated
                                        GLH        HDW        HWI        NCT         Total
                                    ---------- ---------- ---------- ----------   ----------

NON-REG TELEPHONE
 Revenues                                    0          0          0          0    1,347,494

 Less:  COGS                                 0          0          0          0      799,973
                                    ---------- ---------- ---------- ----------   ----------
            Net Revenues                     0          0          0          0      547,522
                                    ---------- ---------- ---------- ----------   ----------

 Operating Expenses
   Non-Regulated Operating                   0          0          0          0      465,640
   Depreciation                              0          0          0          0      132,736
                                    ---------- ---------- ---------- ----------   ----------
     Total Operating Expenses                0          0          0          0      598,376
                                    ---------- ---------- ---------- ----------   ----------
     Operating Income / (Loss)               0          0          0          0      -50,854
                                    ========== ========== ========== ==========   ==========


HYDRO WEST GROUP
 Contract Revenues                           0    954,731    108,528          0    1,063,259
 Less:  Contract Costs                       0    609,073          0          0      609,073
                                    ---------- ---------- ---------- ----------   ----------
            Gross Profit                     0    345,658    108,528          0      454,186
                                    ---------- ---------- ---------- ----------   ----------

 Operating Expenses
     Operations                              0    349,629    102,819          0      452,448
     Depreciation                            0        847     27,797          0       28,644
                                    ---------- ---------- ---------- ----------   ----------
      Total Operating Expenses               0    350,476    130,616          0      481,091
                                    ---------- ---------- ---------- ----------   ----------
       Operating Income / (Loss)             0     -4,817    -22,088          0      -26,905

       (Gain)/Loss on Investments            0   -107,242    -69,865          0     -177,107
                                    ---------- ---------- ---------- ----------   ----------
       Net Income / (Loss)                   0    102,425     47,777          0      150,202
                                    ========== ========== ========== ==========   ==========



TREELINE CONSTRUCTION
 Less:  Contract Costs                       0          0          0          0          256
                                    ---------- ---------- ---------- ----------   ----------
     Operating Income / (Loss)               0          0          0          0         -256
                                    ========== ========== ========== ==========   ==========



SUMMIT ALASKA - Mgmt / Inv
 Management Revenues                         0          0          0          0      241,148
 Less:  Managment Cost                       0          0          0          0      240,770
                                    ---------- ---------- ---------- ----------   ----------
     Operating Income / (Loss)               0          0          0          0          378

     (Gain)/Loss on Investments              0          0          0          0     -234,386
                                    ---------- ---------- ---------- ----------   ----------
     Net Income / (Loss)                     0          0          0          0      234,763
                                    ========== ========== ========== ==========   ==========

                        ALASKA POWER & TELEPHONE COMPANY
                                Consolidated I/S
                 For the Twelve Months Ending December 31, 2001
                                  (Page 6 of 6)
                                                                                 Consolidated
                                        GLH        HDW        HWI        NCT         Total
                                    ---------- ---------- ---------- ----------   ----------
BUSINESS DEVELOPMENT - SEALINK
 Less:  Managment Cost                       0          0          0          0      -18,534
                                    ---------- ---------- ---------- ----------   ----------
     Operating Income / (Loss)               0          0          0          0       18,534
                                    ========== ========== ========== ==========   ==========



COMBINED SEGMENTS

Operating Income / (Loss)            1,274,785    102,425     47,777    139,134   10,453,876

Interest (Income)                     -391,311     -2,010     -2,182          0     -652,038
Interest Expense                     1,365,905          0          0          0    4,543,282
AFUDC                                        0          0          0          0      -94,230
                                    ---------- ---------- ---------- ----------   ----------
    Net Interest Expense               974,595     -2,010     -2,182          0    3,797,014
                                    ---------- ---------- ---------- ----------   ----------

Miscellaneous (Income)/Expense        -102,355          0          0          0      -12,287
Net Corporate Allocated Costs           81,975    131,045          0     98,873    4,099,382
(Gain)/Loss on Investments                   0          0          0          0      364,530
Income Taxes                            91,554     -4,983          0     11,498      633,645
                                    ---------- ---------- ---------- ----------   ----------
    Total Other (Inc)/Exp               71,174    126,062          0    110,371    5,085,270
                                    ---------- ---------- ---------- ----------   ----------
      Net Income / (Loss)              229,017    -21,627     49,959     28,763    1,571,592
                                    ========== ========== ========== ==========   ==========